Exhibit 1.01

AXALTA COATING SYSTEMS LTD.
CONFLICT MINERALS REPORT
REPORTING PERIOD ENDED DECEMBER 31, 2023
Introduction
This Conflict Minerals Report (this “Report”) for Axalta Coating Systems Ltd. is filed as an exhibit to Form SD pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2023 through December 31, 2023 (the “Reporting Period”). In this Report, unless the context otherwise indicates, “Axalta, ” “we, ” “us, ” the “Company” and “our” mean Axalta Coating Systems Ltd.
The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement certain reporting and disclosure requirements for SEC registrants that manufacture or contract to manufacture products containing conflict minerals that are necessary to the functionality or production of their products. Form SD defines “conflict minerals” as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are currently limited to tin, tantalum, and tungsten (collectively, the “Conflict Minerals”).
Axalta is a leading global manufacturer, marketer, and distributor of high-performance coating systems. We are required to make filings pursuant to the Rule because we determined that the Conflict Mineral tin and associated compounds were necessary to the functionality or production of certain products that we manufactured or contracted to manufacture during the Reporting Period.
Reasonable Country of Origin Inquiry and Determination
As noted above, we determined that the Conflict Mineral tin and associated compounds were necessary to the functionality or production of certain products that we manufactured or contracted to manufacture during the Reporting Period. Thus, for the Reporting Period, we conducted a reasonable country of origin inquiry (“RCOI”) that we believe is reasonably designed to determine whether any of these Conflict Minerals contained in our products originated or may have originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or are from recycled or scrap sources.
Axalta manufactures coatings for performance and mobility end markets. Our products are highly complex, typically containing hundreds of substances from many suppliers throughout the world. We may purchase the same materials from multiple suppliers and distributors. These suppliers and distributors often obtain their materials from lower tier suppliers. Accordingly, our supply chain is complex and identifying the ultimate source of materials supplied to us is difficult.
Axalta has a comprehensive process for tracking raw materials contained in our products. The process is designed to account for each substance contained in our raw materials and allows Axalta to trace the source of the substance. This process also helps to ensure that Axalta becomes aware of potential Conflict Minerals in our products as they are integrated into our supply chain, including new or changed raw materials. We generally purchase raw materials as needed to meet our customers’ needs.
Typically, tantalum and gold are not used in Axalta’s products, although their possible purchase and use is reviewed regularly. We do not believe that tantalum or gold were used in any Axalta products in the Reporting Period. Tungsten has historically sometimes been used in Axalta products although we do not believe that tungsten was used in the Reporting Period. Axalta’s supply chain does include tin or tin compounds typically found in catalysts and pigments. All such products that contain tin or tin compounds are purchased from major chemical or pigment manufacturers; no tin or tin compounds are purchased directly from any smelter.
Axalta requires sourcing from conflict-free sources but imposes no restrictions regarding country of origin. Axalta believes that requiring sourcing from outside the Covered Countries may negatively affect the economies of the Covered Countries. Based on the survey results described in “Results of Due Diligence,” the Company determined that the tin and tin compounds contained in our products may have originated from one or more of the Covered Countries. As a result, the Company conducted due diligence on the source and chain of custody of the necessary Conflict Minerals described below.
Due Diligence
Design of Due Diligence
We have designed our due diligence procedures to conform, in all material respects, with the due diligence framework presented by the Organisation for Economic Co-operation and Development (“OECD”) in the publication OECD (2016) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition, OECD Publishing and the related Supplements for gold and for tin, tantalum and tungsten (collectively, the “OECD Guidelines”). Selected due diligence measures in place during the Reporting Period are discussed below under the heading “Due Diligence Performed.” Sub-headings in that section conform to the headings used in the OECD Guidelines.

Due Diligence Performed
Establish strong company management systems
Conflict Minerals Policy
We established a Conflict Minerals Policy related to our sourcing of Conflict Minerals as described above and posted this policy on our website at: https://www.axalta.com/corporate/en_US/sustainability/human-rights.html.
The information on our website is not, and should not be deemed to be, a part of this Report, or incorporated into any other filings we make with the SEC.
Internal team
Axalta utilizes a cross-functional team to implement the Conflict Minerals Policy. This team is charged with establishing the process for complying with the policy. This includes implementation, review, and communication to senior management. Members of this team include professionals from operations, sourcing, legal, regulatory and product stewardship.
We have also utilized other management systems that include the use of a third-party vendor for managing relevant suppliers and the information we receive from them. Through our vendor’s tool, we can collect and store supplier data, administer supplier surveys using a Conflict Minerals Reporting Template (“CMRT”), communicate with suppliers and monitor risks in our supply chain. The use of these tools has allowed us to assist our suppliers in understanding our expectations and requirements and increase the rate of responses we have received from our suppliers to our survey requests.
Control systems
Axalta has a commitment to ethical and responsible business practices as demonstrated by the Axalta Code of Business Conduct and Ethics. Axalta has the same expectations of its suppliers. Axalta communicates these expectations through the Axalta Supplier Code of Conduct, which is available at: http://www.axaltacs.com/corporate/en_US/sustainability/human-rights.html.
The information on our website is not, and should not be deemed to be, a part of this Report, or incorporated into any other filings we make with the SEC.
Axalta’s model terms and conditions and raw material supply agreements contain, among other things, representations and warranties from suppliers concerning Conflict Minerals and an agreement by the supplier to abide by the terms of Axalta’s Conflict Minerals Policy.
Grievance Mechanism
Employees, suppliers, and customers can use Axalta’s Ethics Helpline to report any violations of Axalta’s Code of Business Conduct and Ethics or compliance policies, including Axalta’s Conflict Minerals Policy and Supplier Code of Conduct.

Supplier engagement
We have also communicated with suppliers potentially affected by our Conflict Minerals Policy and compliance efforts, as identified through our RCOI, our expectation that they assist us in complying with our efforts related to our Conflict Minerals program. We have provided suppliers access to our Conflict Minerals Policy through the website above or upon request. Axalta continued its supplier sustainability risk management program during the Reporting Period, one element of which is a sustainability screen. Key supplier locations are requested to complete a questionnaire on topics related to the expectations in Axalta’s Supplier Code of Conduct, one element of which is Conflict Minerals.
Identify and assess risks in the supply chain
Due to the complexity of our products and the depth, breadth, and constant changes to our supply chain, it is difficult to independently identify sub-tier suppliers from our direct suppliers. We have relied on supplier responses to provide us with the information about the sources of Conflict Minerals contained in raw materials they supply to us.
Similarly, our direct suppliers also rely on information provided by their suppliers. Most of our suppliers provide sourcing data at the supplier company level or a division/segment level relative to the supplier, rather than at a level directly relating to a product that the supplier supplies to us or are otherwise unable to specify the smelters or refiners used for raw materials supplied to us. This chain of information creates a level of uncertainty and risk related to the accuracy of the information. We will continue to monitor, adapt, and modify our due diligence practices to conform to the recognized industry best practices. Axalta is a member of the Responsible Minerals Initiative (“RMI”), via which we track industry developments on responsible sourcing of minerals, including Conflict Minerals.
In accordance with the OECD Guidelines, it is important to understand risk levels associated with Conflict Minerals in the supply chain. The basis of this understanding stems from smelter or refiner information. Each facility that meets the RMI definition of a smelter or refiner of a Conflict Mineral is assessed according to red flag indicators defined in the OECD Guidelines. Axalta, via our third-party vendor, uses numerous factors to determine the level of risk that each smelter poses to the supply chain by identifying red flags. These factors include:

1.	Geographic proximity to the Democratic Republic of the Congo and other Covered Countries;

2.	Known mineral source country of origin;

3.	Responsible Minerals Assurance Process (“RMAP”) audit status;

4.	Credible evidence of unethical or conflict sourcing; and

5.	Peer assessments conducted by credible third-party sources.
We believe that the inquiries and investigations described above represent a reasonable effort to determine the mines or locations of origin of Conflict Minerals in our products, including (1) seeking information about smelters and refiners in our supply chain through requesting that our suppliers complete the CMRT, (2) verifying those smelters and refiners with the expanding RMAP lists, (3) conducting the due diligence review, and (4) obtaining additional documentation and verification, as applicable and available.
Design and implement a strategy to respond to identified risks
As per the OECD Guidelines, risk mitigation will depend on the supplier’s specific context. Suppliers are given clear performance objectives within reasonable timeframes with the goal of progressive elimination of these risks from the supply chain. Furthermore, suppliers will now be guided to our third-party vendor’s learning management system to engage in educational materials on mitigating the risk of smelters or refiners in the supply chain.
Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain
We do not typically have a direct relationship with smelters and refiners and therefore do not perform or direct audits of these entities. However, we will rely on publicly available third-party assurances and certifications, for example, through the RMAP’s Conflict-Free Smelter Program and through our membership in the RMI.
Results of Due Diligence
Survey results
As described above, Axalta surveys our supply chain annually for use of Conflict Minerals and reviews the responses against criteria developed to determine whether further engagement is required. These criteria include untimely responses, incomplete responses and inconsistencies within the data reported in the CMRT.
As of Jan 16, 2024, we received responses from 100% of our 48 surveyed suppliers for the Reporting Period.

Efforts to determine mine or location of origin
Given that we do not have established relationships with the ultimate smelters and refiners from which the Conflict Minerals in our products are sourced, we have determined that requesting our suppliers to complete the CMRT represents our good faith effort to determine the mines or locations of origin of Conflict Minerals in our supply chain.
Based on information from RMAP, smelter or refiners, or suppliers, Axalta has reason to believe that the tin or tin compounds used in Axalta’s products, where known, may originate from the following countries (country of origin):

Country of Origin
Indonesia	France
Brazil	Israel
China	Singapore
Australia	Slovakia
Malaysia	Switzerland
Peru	Rwanda
Myanmar	Burundi
United Kingdom	Poland
Russian Federation*	Morocco
Spain	Suriname
Viet Nam	Taiwan
Germany	Tanzania
Canada	Cambodia
Ireland	Democratic Republic of Congo
Niger	Djibouti
Nigeria	Ecuador
Belgium	Estonia
Bolivia (Plurinational State of)	Ethiopia
Colombia	Guyana
Japan	Hong Kong
Portugal	Kazakhstan
Thailand	Korea
Argentina	Mexico
Austria	Mongolia
Chile	Namibia
Hungary	Sierra Leone
India	Sudan
Luxembourg	Uganda
United States	Zambia
Egypt
*Axalta does not purchase from smelters or refiners from the Russian Federation.

Smelters and refiners
Of the suppliers surveyed, many completed the CMRT at the company, business unit or entity level, which means that we cannot confirm which specific processing facilities supply the tin or tin compounds that are included in the raw materials that they supplied to us. For all responses that indicated a smelter, Axalta compared the facilities named to the list of smelters maintained by the RMI. As of May 22, 2024, we have identified all the smelters or refiners that were reported by our suppliers via the CMRT. Appendix A lists the smelters and refiners that the suppliers we surveyed reported as being in their supply chains.

Based on the smelter list provided by the 48 suppliers surveyed via the CMRT and publicly available information, we believe that 38 of 39 smelters reported in Axalta’s supply chain are certified Conflict-Free through the RMI’s RMAP. The RMAP is an initiative in which an independent third-party audits smelter and refiner activities and determines if the smelter or refiner demonstrated that all the minerals they processed originated from conflict‐free sources. We have assessed these facilities through the CMRT and publicly available information and determined that they are low risk or medium risk. One smelter, as is identified on Appendix A, is no longer conformant to the RMAP and does not participate with the RMAP program. We have been assured by our one supplier who cited this smelter that the lot of tin purchased by the supplier from this smelter and from which Axalta was supplied was purchased when the smelter was conformant to the RMAP and that the smelter is no longer considered an approved source.

Steps to be Taken
We are committed to complying with the provisions of the Rule and Regulation SD and expect to continue our efforts to further enhance our Conflict Minerals program and related due diligence. Our next steps may include, but are not limited to the following:
•Continue to engage with suppliers and direct them to training resources, including increasing the number of suppliers who utilize our third-party vendor’s learning management system and improve the content of responses to assist in our RCOI and our efforts to determine the processing facilities for and country of origin of any Conflict Mineral with the greatest specificity possible;
•Continue to encourage suppliers to provide responses at the product level;
•Implement a strategy to respond to identified risks, including but not limited to, potential action to be taken against suppliers that do not respond to our requests or do not provide reasonable information to support our due diligence activities;
•Engage any of our suppliers found to be supplying us with any Conflict Mineral from sources that support conflict in the Covered Countries to establish an alternative source that does not support such conflict; and
•Encourage our suppliers to work within their supply chain to maintain RMAP audit status.

Forward looking statements
Statements we make in this Report, which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements relating to our compliance and due diligence efforts and expected actions identified under the “Steps to be Taken” section of this Report. These forward-looking statements are subject to various risks, uncertainties, and assumptions, including, among other things, our ability to implement improvements in our Conflict Minerals program and identify and mitigate related risks in our supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see our other filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2023. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report, and we undertake no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.

Appendix A
Smelters or Refiners and RMI Audit Status as of May 22, 2024

Smelter	RMI Smelter Id	Metal	Country	RMI Audit Status
Thaisarco	CID001898	Tin	Thailand	Conformant
Luna Smelter, Ltd.	CID003387	Tin	Rwanda	Conformant
Fenix Metals	CID000468	Tin	Poland	Conformant
Minsur	CID001182	Tin	Peru	Conformant
Malaysia Smelting Corporation (MSC)	CID001105	Tin	Malaysia	Conformant
Dowa	CID000402	Tin	Japan	Conformant
Mitsubishi Materials Corporation	CID001191	Tin	Japan	Conformant
PT Babel Inti Perkasa	CID001402	Tin	Indonesia	Conformant
PT Timah Tbk Kundur	CID001477	Tin	Indonesia	Conformant
PT Timah Tbk Mentok	CID001482	Tin	Indonesia	Conformant
PT Refined Bangka Tin	CID001460	Tin	Indonesia	Conformant
PT Stanindo Inti Perkasa	CID001468	Tin	Indonesia	Conformant
PT Artha Cipta Langgeng	CID001399	Tin	Indonesia	Conformant
PT Sukses Inti Makmur	CID002816	Tin	Indonesia	Conformant
PT Bangka Serumpun	CID003205	Tin	Indonesia	Conformant
PT Menara Cipta Mulia	CID002835	Tin	Indonesia	Conformant
PT Tinindo Inter Nusa	CID001490	Tin	Indonesia	Conformant
PT Premium Tin Indonesia	CID000313	Tin	Indonesia	Conformant
PT Aries Kencana Sejahtera	CID000309	Tin	Indonesia	Conformant
CV Ayi Jaya	CID002570	Tin	Indonesia	Conformant
PT Mitra Stania Prima	CID001453	Tin	Indonesia	Conformant
PT ATD Makmur Mandiri Jaya	CID002503	Tin	Indonesia	Conformant
PT Tirus Putra Mandiri	CID002478	Tin	Indonesia	Communication Suspended – Not Interested
CV Venus Inti Perkasa	CID002455	Tin	Indonesia	Conformant
PT Bukit Timah	CID001428	Tin	Indonesia	Conformant
PT Rajawali Rimba Perkasa	CID003381	Tin	Indonesia	Conformant
PT Prima Timah Utama	CID001458	Tin	Indonesia	Conformant
PT Babel Surya Alam Lestari	CID001406	Tin	Indonesia	Conformant
Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CID002158	Tin	China	Conformant
Tin Smelting Branch of Yunnan Tin Co., Ltd.	CID002180	Tin	China	Conformant
Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	CID003116	Tin	China	Conformant
White Solder Metalurgia e Mineracao Ltda.	CID002036	Tin	Brazil	Conformant
Mineracao Taboca S.A.	CID001173	Tin	Brazil	Conformant
Operaciones Metalurgicas S.A.	CID001337	Tin	Bolivia (Plurinational State Of)	Conformant
Magnu's Minerais Metais e Ligas Ltda.	CID002468	Tin	Brazil	Conformant
EM Vinto	CID000438	Tin	Bolivia (Plurinational State Of)	Conformant
Aurubis Beerse	CID002773	Tin	Belgium	Conformant
Fabrica Auricchio Industria e Comercio Ltda.	CID003582	Tin	Brazil	Conformant
PT Mitra Sukses Globalindo	CID003449	Tin	Indonesia	Conformant